Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-147657

September 16, 2010

2022 Notes

Issuer:	Nucor Corporation

Size:	$600,000,000

Trade Date:	September 16, 2010

Settlement Date:	September 21, 2010

Maturity Date:	September 15, 2022

Coupon:	4.125%

Price to Public:	99.832% of face amount

Yield to Maturity:	4.143%

Spread to Benchmark Treasury:	T+140bps

Benchmark Treasury:	2.625% due August 15, 2020

Benchmark Treasury Price and Yield:	98-31+ / 2.743%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2011

Make Whole Call:	T+25bps (before three months prior to the maturity date)

Par Call:	Within three months prior to the maturity date

CUSIP:	670346AL9

Ratings:	A2/A (Moody’s/S&P)

Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawn at any time.

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC

Co-Managers:	Wells Fargo Securities, LLC
PNC Capital Markets LLC
The Williams Capital Group, L.P.
RBC Capital Markets Corporation
Fifth Third Securities, Inc.
U.S. Bancorp Investments, Inc.
BNY Mellon Capital Markets, LLC
CIBC World Markets Corp.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free 1-800-294-1322 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities LLC collect at 212-834-4533.